UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[  ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________     Commission File Number ______________

SILVERCORP METALS INC.

(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA, CANADA	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SUITE 1378, 200 GRANVILLE STREET

VANCOUVER, BRITISH COLUMBIA V6C 1S4 CANADA

(604) 669-9397

(Address and telephone number of Registrant’s principal executive offices)

Jonathan C. Guest Greenberg Traurig LLP One International Place Boston, MA 02110 (617) 310-6000

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
---------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[  ] Annual information form     [  ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Not Applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

[  ] Yes

[X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ] Yes

[X] No

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Silvercorp Metals Inc. (the “Registrant”) prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Significant differences between Canadian GAAP and United States GAAP as pertains to the Registrant for the years ended March 31, 2008 and 2007 are described in Exhibit 99.4 to this Registration Statement.

FORWARD-LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into it contain “forward-looking statements.”  Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur.  Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, as well as those factors discussed in the section entitled “Item 4:  Description of the Business - 4.3 Risk Factors” in the Annual Information Form of the Registrant filed as Exhibit 99.3 to this Registration Statement.  Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVES ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources  may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1, 99.2, 99.3, 99.5 through 99.61, 99.65 and 99.66, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby makes reference to the sections entitled “Authorized Share Structure” on page 3 of the Notice of Articles of the Registrant filed as Exhibit 99.66, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference (i) Exhibit 99.1, the Audited Consolidated Financial Statements of the Registrant for the years ended March 31, 2008 and 2007; (ii) Exhibit 99.2, Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended March 31, 2008; and (iii) Exhibit 99.4, Reconciliation to United States Generally Accepted Accounting Principles for years ended March 31, 2008 and 2007 as required by Item 17 of Form 20-F.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.62 through Exhibit 99.64, inclusive, as set forth in the Exhibit Index attached hereto.

ADDITIONAL INFORMATION

The Registrant has no off-balance sheet arrangements.

The following table lists as of March 31, 2008 information with respect to the Registrant’s known contractual and asset retirement obligations (stated in US$).

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Leasehold obligation	$962,617	$254,670	$513,706	$172,416	$21,825
Investment in smelter	$4,300,000	$4,300,000
Acquisition of LM	$700,000	$700,000
Asset Retirement Obligations					$1,743,112

Total	$5,962,617	$5,254,670	$513,706	$172,416	$1,764,937

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SILVERCORP METALS INC.

By: /s/ Lorne Waldman

Name:  Lorne Waldman

Title: Corporate Secretary

Date:  September 23, 2008

EXHIBIT INDEX

Annual Information

Exhibit	Description
99.1	Audited Consolidated Financial Statements for the years ended March 31, 2008 and 2007
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2008
99.3	Annual Information Form for the year ended March 31, 2008
99.4	Reconciliation to United States Generally Accepted Accounting Principles for years ended March 31, 2008 and 2007

Quarterly Information

99.5	Interim Consolidated Financial Statements (Unaudited) for the three months ended June 30, 2008 and 2007
99.6	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2008

BBOS 46,175,160v5

Shareholder Meeting Materials

99.7	Management Information Circular for the September 28, 2007 Annual and Special General Meeting of Shareholders
99.8	Form of Proxy for September 28, 2007 Annual and Special General Meeting of Shareholders
99.9	Notice of Meeting for September 28, 2007 Annual and Special General Meeting of Shareholders
99.10	Notice of Meeting and Record Date related to the September 28, 2007 Annual and Special General Meeting of Shareholders
99.11	Management Information Circular for the September 26, 2008 Annual General Meeting of Shareholders
99.12	Form of Proxy for September 26, 2008 Annual General Meeting of Shareholders
99.13	Notice of Meeting for September 26, 2008 Annual General Meeting of Shareholders
99.14	Notice of Meeting and Record Date related to the September 26, 2008 Annual General Meeting of Shareholders

Material Change Reports

99.15	Material Change Report dated September 20, 2007
99.16	Material Change Report dated September 17, 2007

News Releases

99.17	News Release dated August 15, 2008
99.18	News Release dated August 14, 2008
99.19	News Release dated August 13, 2008
99.20	News Release dated August 8, 2008
99.21	News Release dated July 24, 2008
99.22	News Release dated July 16, 2008
99.23	News Release dated June 23, 2008
99.24	News Release dated June 18, 2008
99.25	News Release dated June 9, 2008
99.26	News Release dated June 6, 2008
99.27	News Release dated May 21, 2008
99.28	News Release dated May 14, 2008
99.29	News Release dated May 5, 2008
99.30	News Release dated April 28, 2008
99.31	News Release dated April 3, 2008
99.32	News Release dated March 26, 2008
99.33	News Release dated March 20, 2008
99.34	News Release dated March 13, 2008
99.35	News Release dated February 14, 2008
99.36	News Release dated January 21, 2008
99.37	News Release dated December 12, 2007
99.38	News Release dated December 6, 2007
99.39	News Release dated December 4, 2007
99.40	News Release dated November 14, 2007
99.41	News Release dated November 7, 2007
99.42	News Release dated November 1, 2007
99.43	News Release dated October 16, 2007
99.44	News Release dated October 1, 2007

99.45	News Release dated September 20, 2007
99.46	News Release dated September 17, 2007
99.47	News Release dated September 7, 2007
99.48	News Release dated August 31, 2007
99.49	News Release dated August 31, 2007
99.50	News Release dated August 23, 2007
99.51	News Release dated August 13, 2007
99.52	News Release dated July 10, 2007
99.53	News Release dated June 25, 2007
99.54	News Release dated June 18, 2007
99.55	News Release dated June 10, 2007
99.56	News Release dated May 31, 2007
99.57	News Release dated May 16, 2007
99.58	News Release dated April 16, 2007
99.59	News Release dated April 12, 2007

Technical Reports

99.60	Independent Technical Report prepared by BK Exploration Associates on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, dated August 16, 2007
99.61	Technical Report prepared by SRK Consulting China Ltd. on Gaocheng Ag-Zn-Pb Project and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China, dated April 2008

Consents

99.62	Experts’ Consents of BK Exploration Associates
99.63	Experts’ Consents of SRK Consulting China Ltd
99.64	Consent of Ernst & Young LLP

Constating Documents

99.65	Certificate of Incorporation (British Columbia)
99.66	Notice of Articles